Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES
BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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[ ]	Form 3 Holdings Reported
[X]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Chan, Shiu Leung	2. Issuer Name and Ticker or Trading Symbol Vialta, Inc. (VLTA)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner ___ Officer (give title below) _X_ Other (specify below) Chairman of the Board
(Last) (First) (Middle) 48401 Fremont Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/2002
(Street) 94538		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock					A			644,744	D
Common Stock					A			5,748,960	I	Spouse
Common Stock					A			8,042,932	I	Spouse Trust
Common Stock					A			2,283,757	I	Children's Trust
Common Stock					A			2,119,447	I	Fred and Annie Trust
Common Stock					A			4,400,000	D
Common Stock					A			8,800,000	I	By Corporation
* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (9-02)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option	.27	10/05/1999		A		1,000,000		09/01/2003	10/05/2009	Common Stock	1,000,000		1,000,000	D
Non-Qualified Stock Option	0.00			A		401,880		07/03/2001	07/03/2006	Common Stock	401,880		401,880	D
Non-Qualified Stock Option	0.00			A		295,500		01/03/2003	01/03/2011	Common Stock	295,500		295,500	D
Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Shiu Leung Chan **Signature of Reporting Person Holly D. Maxfield	04/08/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2